UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34691 / August 30, 2022

In the Matter of:

New Mountain Capital, L.L.C.
New Mountain CLO 1, Ltd.
New Mountain CLO 2, Ltd.
New Mountain CLO 3, Ltd.
New Mountain CLO 4, Ltd.
New Mountain CLO 5, Ltd.
New Mountain Credit CLO Advisers, L.L.C.
New Mountain Finance Advisers BDC, L.L.C.
New Mountain Finance Corporation
New Mountain Finance DB, L.L.C.
New Mountain Finance Holdings, L.L.C.
New Mountain Finance SBIC II, L.P.
New Mountain Finance SBIC, L.P.
New Mountain Finance Servicing, L.L.C.
New Mountain Guardian II Master Fund-A, L.P.
New Mountain Guardian II Master Fund-B, L.P.
New Mountain Guardian III BDC, L.L.C.
New Mountain Guardian III OEC, Inc.
New Mountain Guardian III SPV, L.L.C.
New Mountain Guardian IV BDC, L.L.C.
New Mountain Guardian Partners II, L.P.
New Mountain Net Lease Corporation
New Mountain Net lease Partners II, L.P.
New Mountain Net Lease Partners, L.P.
New Mountain Partners VI, L.P.
New Mountain Strategic Equity Fund I, L.P.
New Mountain Strategic Equity Fund II, L.P.
NMF Ancora Holdings, Inc.
NMF HB, Inc.
NMF OEC, Inc.
NMF Permian Holdings L.L.C.
NMF Pioneer, Inc.
NMF QID NGL Holdings, Inc.
NMF SLF I SPV, L.L.C.
NMF SLF I, Inc.
NMF TRM, L.L.C.
NMF YP Holdings, Inc.

1633 Broadway, 48th Floor
New York, NY 10019

812-15342

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

New Mountain Capital, L.L.C., et al. filed an application on May 24, 2022, and an amendment to the application on June 22, 2022, requesting an order to amend a prior order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular, the Prior Order permitted certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On August 4, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34663). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by New Mountain Capital, L.L.C., et al. (File No. 812-15342) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Deputy Secretary